NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR FIRST QUARTER OF FISCAL 2012

Lagrangeville, New York***August 12, 2011***Command Security Corporation (NYSE Amex: MOC) announced today its financial results for its first fiscal quarter of 2012 ended June 30, 2011.

For the three months ended June 30, 2011, revenues decreased 4.0% to $34,785,603, compared with revenues of $36,236,168 in the same period of the prior year.  Operating income for the three months ended June 30, 2011 decreased 48.0% to $476,861, compared with $917,709 in the same period of the prior year.  Net income decreased 52.8% to $208,720, or $0.02 per basic and diluted share, compared with $442,175, or $0.04 per basic and diluted share in the same period of the prior year.

The decrease in revenues for three months ended June 30, 2011, as compared with the corresponding period of the prior year was due primarily to the following events:

•	The previously reported loss of a major domestic carrier’s aviation services business at six domestic airport locations during the latter half of fiscal 2011;

•	The loss of a security services contract for a large Silicon Valley technology company; and

•	Reductions in security services hours associated with a large banking and financial services organization.

The decrease in revenues was partially offset by the following events:

•	Increased revenues associated with an expansion of services provided under a contract with a major transportation company;
•	A new aviation services contract with a municipal airport authority; and
•	Expansion of services to new and existing security customers.

The decrease in operating and net income for the three months ended June 30, 2011 as compared with the corresponding period of the prior year was due primarily to the events described above and payments made to Command Security’s former Chief Executive Officer in connection with his resignation in May 2011.

Barry I Regenstein, President of Command Security, stated, “Although results for our first fiscal quarter were lower than in the comparable period of last year due to the events described above, overall demand for our services remains constant.  We are excited about growth opportunities being pursued by our sales and marketing group and are continuing our efforts to seek incremental growth through prudent acquisitions in the current marketplace.  While we are not satisfied with our operating margin in the current period, we identified and implemented additional cost reduction opportunities during the first fiscal quarter that we expect will result in the reduction of our operating and administrative expenses and have a positive effect on our operating margins in future periods.  Additionally, we remain committed to providing our customers with the highest level of service, which we believe will result in continued sustainable growth of our company.”

About Command Security Corporation

Command Security Corporation provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States.  We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today.  By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security.  Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees.  For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company.  Such forward-looking statements by their nature involve a degree of risk and uncertainty.  The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2011, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended June 30,
	(Unaudited)
	2011	2010
Revenues	$34,785,603	$36,236,168
Operating income	476,861	917,709
Other expense	68,141	90,534
Provision for income taxes	200,000	385,000
Net income	$208,720	$442,175
Basic	0.02	$0.04
Diluted	$0.02	$0.04
Weighted average number of common shares outstanding
Basic	10,878,098	10,872,098
Diluted	10,983,494	11,154,435

Balance Sheet Highlights	June 30, 2011	March 31, 2011
	(Unaudited)	(Audited)
Cash	$2,135,124	$3,463,461
Accounts receivable	21,961,691	21,712,418
Total current assets	27,254,067	30,034,507
Total assets	34,568,878	37,542,059
Total current liabilities	14,821,733	18,069,361
Short-term debt	7,015,646	9,531,292
Total liabilities	15,534,123	18,788,991
Stockholders’ equity	19,034,755	18,753,068
Total liabilities and stockholders’ equity	$34,568,878	$37,542,059